SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar plan year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-10726

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

C-COR.net Corp. Supplemental Executive Retirement Plan

B. Name of the issuer of the securities help pursuant to the plan and the address of its principal executive offices:

C-COR Incorporated

60 Decibel Road

State College, Pennsylvania 16801-7530

Notices and communications from the Securities and Exchange

Commission relative to this report should be forwarded to:

David A. Woodle

President and CEO

C-COR Incorporated

60 Decibel Road

State College, Pennsylvania 16801

(814) 238-2461

REQUIRED INFORMATION

A. Financial Statements

Financial Statements and Supplemental Schedule dated as of December 31, 2003 and 2002 (with Report of Independent Registered Public Accounting Firm thereon)

B. Exhibits

23.1 Consent of Independent Registered Public Accounting Firm

23.2 Consent of Independent Registered Public Accounting Firm

C-COR.NET CORP.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2003 AND 2002

&

REPORTS OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Board of Directors of C-COR.net Corp.:

We have audited the accompanying statement of net assets available for benefits of C-COR.net Corp. Supplemental Executive Retirement Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Parente Randolph, PC

Wilkes-Barre, Pennsylvania

June 21, 2004

Report Of Independent Registered Public Accounting Firm

To the Board of Directors

C-COR.net Corp.:

We have audited the accompanying statement of net assets available for benefits of the C-COR.net Corp. Supplemental Executive Retirement Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Harrisburg, Pennsylvania

July 3, 2003

C-COR.NET CORP.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
INVESTMENTS:
At quoted fair value:
Mutual funds	$724,546	$809,094
C-COR.net Corp. common stock	565,566	148,165
At contract value,
Investment contract with insurance company	73,037	23,365

Total investments	1,363,149	980,624

RECEIVABLES,
Employer contribution	16,593	—

Total assets	1,379,742	980,624

LIABILITIES:
Employer contribution payable to qualified plan	—	86,523
Employee contributions payable to qualified plan	—	79,318

Total liabilities	—	165,841

NET ASSETS AVAILABLE FOR BENEFITS	$1,379,742	$814,783

See Notes to Financial Statements

C-COR.NET CORP.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CHANGES IN NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Interest income	$4,384	$8,077
Net appreciation (depreciation) in fair value of investments	561,869	(637,102)

Total	566,253	(629,025)

Contributions:
Employer contributions	24,642	123,599
Employee contributions	177,970	368,239

Total	202,612	491,838

Net change	768,865	(137,187)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	203,069	105,532
Administrative expenses	837	181

Total deductions	203,906	105,713

TRANSFERS TO QUALIFIED PLAN:
Employer	—	86,523
Employee	—	79,318

Total	—	165,841

Net increase (decrease)	564,959	(408,741)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	814,783	1,223,524

End of year	$1,379,742	$814,783

See Notes to Financial Statements

C-COR.NET CORP.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the C-COR.net Corp. Supplemental Executive Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

GENERAL

The Plan is intended to provide the accumulation of supplemental funds for retirement on a tax-deferred basis for a select group of management employees or highly compensated employees. The Plan was established May 1, 1996, and was amended and restated effective January 1, 2003. Participation in the Plan is limited to eligible employees of C-COR.net Corp. (the “Company”) who have completed 30 consecutive days of employment and who are designated by the Committee appointed by the Board of Directors (the “Committee”) to administer the Plan or the officer(s) of the Company authorized to act on the Committee’s behalf.

Assets of the Plan are subject to the claims of the general creditors of the Company in the event of bankruptcy or insolvency. Plan participants have no direct or secured claim in any asset of the Plan and have the status of general unsecured creditors of the Company with respect to any amounts due under the Plan.

CONTRIBUTIONS

EMPLOYEE PRE-TAX CONTRIBUTIONS

Participants may direct the Company to reduce their base salary by up to 30% (in whole percentages). In addition, participants may contribute up to 100% of their incentive plan compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 9 mutual funds, Company common stock and an insurance company investment contract as investment options for participants.

C-COR.net Corp.

Supplemental Executive Retirement Plan

Notes to Financial Statements

EMPLOYER MATCHING CONTRIBUTIONS

The Company may match eligible employee contributions. The employer matching rate percentage is determined annually by the Company’s Compensation Committee of the Board of Directors. The employer match was equal to one dollar for each one dollar contributed up to 6% of eligible pay in 2003 and 2002. Starting in 2003, participants were eligible to contribute to both the C-COR.net Corp. Retirement Savings and Profit Sharing Plan and the Plan. During 2003, the employer matching was reduced dollar for dollar by the amount of employer matching contributions made to the participant’s pre-tax contributions to the C-COR.net Corp. Retirement Savings and Profit Sharing Plan and a true-up made to the Plan. A maximum of 6% employer matching contribution was made between the two plans during 2003.

PARTICIPANT ACCOUNTS

Each participant’s account is credited with the participant’s contribution, the employer matching contribution and allocations of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

VESTING

Participants are vested immediately in their contributions plus actual earnings thereon. Employer matching contributions are vested at 100% starting January 1, 2003, based on approval by the Compensation Committee of the Board of Directors. The Compensation Committee of the Board of Directors will review and make a determination of the employer matching contributions on an annual basis. For years prior to 2003, employees become vested in the employer’s contribution portion of their account according to the following schedule:

YEARS OF CREDITED SERVICE	PERCENT VESTED
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

C-COR.net Corp.

Supplemental Executive Retirement Plan

Notes to Financial Statements

PAYMENT OF BENEFITS

Benefits under the Plan are paid upon separation from service, death, disability, or retirement. Upon a participant’s death, the entire account balance will be paid to his/her beneficiary. Effective January 1, 2003, In-Service distributions were allowed in the Plan as well as Unscheduled Deferral distributions. Hardship withdrawals are permitted for “severe” financial hardships, as defined by the Plan. Payment of benefits shall be in the form of a lump-sum payment or in annual installments over a period not extending beyond the shorter of ten years or a participant’s life expectancy or the joint and last survivor expectancy of the participant and his/her beneficiary. Payment shall be determined each year based upon the amount of the participant’s accrued benefit as of the prior December and the remaining number of payment periods.

ADMINISTRATIVE COSTS

Certain administrative expenses of the Plan were paid by the Company in 2003 and 2002.

FORFEITED ACCOUNTS

Employer matching contributions that are forfeited are used to offset the amount of employer matching contributions to the Plan. Employer matching contributions were reduced by $5,716 and $10,581 in 2003 and 2002, respectively, from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options in various combinations of investment funds. Investment funds are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

C-COR.net Corp.

Supplemental Executive Retirement Plan

Notes to Financial Statements

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value except for the investment contract with an insurance company, which is valued at contract value which approximates fair value. The Plan’s mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. C-COR.net Corp. common stock is stated at market value as quoted on the National Association of Securities Dealers Automated Quotation System. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

RECLASSIFICATIONS

Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 reporting format.

C-COR.net Corp.

Supplemental Executive Retirement Plan

Notes to Financial Statements

3.	INVESTMENTS

The following table presents investments at December 31. Investments that represent five percent or more of the Plan’s net assets are separately identified.

	2003		2002
Investments at quoted fair value:
Mutual funds:
Oppenheimer Global (Class A)	$198,643		$—
S&P 500 Index	181,580		102,043
Artisan Mid Cap	72,977		—
Morgan Stanley Large Cap Growth	59,175	*	69,620
Fidelity Advisors Equity Income	148,198		—
Janus Worldwide	—		278,736
Levin Large Cap Value	—		223,784
Berger Small Cap Value	—		73,190
Other	63,973		61,721

Total	724,546		809,094

C-COR.net Corp. common stock	565,566		148,165

Investment at contract value,
CIGNA Guaranteed Income Contract	73,037		23,365	*

Total investments	$1,363,149		$980,624

*	Less than 5% of Plan net assets

During the years ended December 31, 2003 and 2002, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Investments at quoted fair value:
Mutual funds	$169,988	$(128,430)
C-COR.net Corp. common stock	391,881	(508,672)

Net appreciation (depreciation) in fair value	$561,869	$(637,102)

C-COR.net Corp.

Supplemental Executive Retirement Plan

Notes to Financial Statements

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has an investment contract with CIGNA, and contributions are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by CIGNA. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield of the CIGNA Guaranteed Income Contract was 3.5% and 4.95% in 2003 and 2002, respectively. The crediting interest rate as of December 31, 2003 and 2002 was 3.5% and 4.95% respectively.

5.	TRANSFERS TO QUALIFIED PLAN

In Plan Year 2002, in conjunction with the compliance testing of the C-COR.net Corp. Retirement Savings and Profit Sharing Plan (“Qualified Plan”), participants were able to elect, consistent with Sections 402(g), 415, and the limitations of 401(k)(3) and 401(m) of the Internal Revenue Code (IRC), to transfer a percentage of their deferred compensation from the Plan to the Qualified Plan. The percentage was determined in a manner to maximize the elective deferrals under the Qualified Plan of highly compensated employees. In Plan Year 2003, participants could contribute to both the Qualified Plan and the Plan. Funds eligible for transfer to the Qualified Plan were $165,841 for the year ended December 31, 2002. The eligible transfer amounts are reflected as liabilities of the Plan at December 31, 2002. There were no eligible transfers in 2003.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. No termination of this Plan shall alter the right of the participant (or his/her beneficiary) to payments of benefits previously credited to such participant’s contribution accounts under the Plan.

C-COR.net Corp.

Supplemental Executive Retirement Plan

Notes to Financial Statements

7.	TAX STATUS

The Plan is a nonqualified deferred compensation plan which is exempt from most provisions of ERISA, as participation is limited to certain highly compensated members of management and employees who are selected for participation in the Plan. The Plan is not subject to any provisions of and is not qualified under Section 401(a) of the IRC.

8.	RELATED-PARTY TRANSACTIONS

Plan investments include a general account administered by CIGNA. CIGNA is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, the Plan maintains investments in the Company’s common stock.

9.	SUBSEQUENT EVENT

CIGNA was acquired by Prudential Financial in 2004. Prudential Financial assumed the Plan custodian and record-keeping responsibilities previously performed by CIGNA. The change had no effect on the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

C-COR.net Corp. Supplemental Executive Retirement Plan

C-COR Incorporated
Plan Administrator

DATE: June 28, 2004	By:	/s/ William T. Hanelly
William T. Hanelly
Chief Financial Officer, Treasurer and Secretary